[redacted]

07002103

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-40688

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Exeter, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Grove Street
(No. and Street)

Wantagh (City) NY (State) 11793 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB [illegible] 2007 WASH D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale, Scerbo & Drapala, CPAs
(Name — *if individual, state last, first, middle name*)

2001 Grove Street (Address) Wantagh (City) NY (State) 11793 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Douglas E. McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exeter, Ltd., as of December 31, ~~19~~ 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Ellen Brown Allard
Notary Public

ELLEN BROWN ALLARD
Notary Public, State of New York
No. 30-4932550
Qualified in Nassau County
Commission Expires July 25, 20 10

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] ~~(m) A copy of the SIPC Supplemental Report.~~
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXETER, LTD.
(an S Corporation)

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2006

EXETER, LTD.
CONTENTS TO FINANCIAL STATEMENTS

ROSEDALE, SCERBO & DRAPALA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

We have audited the accompanying statement of financial condition of Exeter, Ltd. (an S Corporation) as of December 31, 2006 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exeter, Ltd. (an S Corporation) at December 31, 2006, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 19, 2007

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • Fax (516) 783-1720
Member of AICPA

EXETER, LTD.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and Cash Equivalents	$ 93,186
Accounts Receivable	5,000
Investment	49,264
Property and Equipment, net of accumulated depreciation of $7,876	1,261
TOTAL ASSETS	$ 148,711

LIABILITIES & STOCKHOLDER'S EQUITY

Accounts Payable & Accrued Expenses	$ 6,040
Pension Plan Payable	47,231
Income Taxes Payable	100
	53,371
STOCKHOLDER'S EQUITY	
Common Stock - $.10 par value, 1,000 shares authorized, 500 shares issued and outstanding	50
Paid-In-Capital	71,517
Retained Earnings	91,650
Less: Treasury Stock (at cost, 150 shares)	(67,877)
	95,340
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 148,711

The accompanying notes are an integral
part of these financial statements.

EXETER, LTD.
(an S Corporation)
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Year Ended December 31, 2006

REVENUE	
Fee Income	$ 70,580
EXPENSES	
Officer's Compensation	5,000
Payroll Taxes	903
Professional Fees	13,210
License, Permits and Fees	3,159
Travel and Entertainment	1,277
Pension Expense	47,231
Telephone Expense	2,790
Other Expenses	4,361
Depreciation Expense	616
Total Expenses	78,547
LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(7,967)
OTHER ITEMS	
Investments Marked to Market Value	(9,284)
Gain on Sale of Stock	(4,837)
Dividend Income	(1,548)
	(15,669)
INCOME BEFORE INCOME TAXES	7,702
PROVISIONS FOR INCOME TAXES	100
NET INCOME	7,602
RETAINED EARNINGS, BEGINNING OF YEAR	88,952
LESS: DISTRIBUTIONS	4,904
RETAINED EARNINGS, END OF YEAR	$ 91,650

The accompanying notes are an integral part
of these financial statements.

EXETER, LTD.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2006

	COMMON	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK (AT COST, 50 SHARES)	TOTAL
BALANCE, 1/1/06	$ 50	$71,517	$88,952	$(67,877)	$92,642
NET INCOME			7,602		7,602
DISTRIBUTIONS			(4,904)		(4,904)
BALANCE, 12/31/06	$ 50	$71,517	$91,650	$(67,877)	$95,340

The accompanying notes are an integral part of these financial statements.

EXETER, LTD.
(an S Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 7,602
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	616
Investments marked to market	(9,284)
Gain on sale of stock	(4,837)
(Increase) decrease in:	
Accounts Receivables	24,716
Increase (decrease)	
Accounts Payable & Accrued Expenses	(2,325)
Pension Plan Payable	(17,050)
	(8,164)
NET CASH USED BY OPERATING ACTIVITIES	(562)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of 600 shares NASD stock	(4,800)
Proceeds from sale of NASD stock	40,017
NET CASH PROVIDED BY INVESTING ACTIVITIES	35,217
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments of loans from officer	(387)
Shareholder distributions	(4,904)
NET CASH USED BY FINANCING ACTIVITIES	(5,291)
NET INCREASE IN CASH AND CASH EQUIVALENTS	29,364
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	63,822
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 93,186
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid during the year for:	
INCOME TAXES	$ 100
INTEREST	$ -0-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND PURPOSE

The Company is a registered Broker-Dealer under the Securities Exchange Act of 1934. Exeter, Ltd. became a registered Broker-Dealer under the Securities Exchange Act on May 8, 1989. On January 26, 2001, the Company ceased to be a member of the New York Stock Exchange. The firm arranges for execution of exchange listed securities on an exchange for non-member broker dealers by an exchange member.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Property and Equipment

Equipment is stated at cost and is depreciated under an accelerated method over the estimated useful life of the equipment. Depreciation expense for 2006 was $616.

b. Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. Credit Concentration

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company places its cash and cash equivalents with high credit quality institutions insured by the FDIC and/or the SIPC. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that the credit risk exposure to its receivables is limited.

d. Income Taxes

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily depreciation expense. For the year ended December 31, 2006, the amount of deferred income taxes due to these differences is deemed to be insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

e. Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to rule 15c3-1 adopted by the Securities and Exchange Commission. The rule prohibits a broker or dealer from engaging in securities transactions at a time when its net capital, as defined by the rule, is less than $5,000. As of December 31, 2006, the company's net capital, as defined, was $75,643. This amount is different than the company's computation included in Part IIA of Form X-17a-5 as of December 31, 2006.

4. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is, however, subject to New York State Franchise taxes. New York State Franchise Tax expense for the year ended December 31, 2006 was $100.

5. INVESTMENTS

The investment represents 1,600 shares of NASD stock at market value on December 31, 2006. In April 2006, the Company exercised 600 NASD warrants in exchange for 600 shares of NASD stock market voting trust certificates at a cost of $4,800. The $4,800 disbursement is included in the Company's balance sheet and is recorded at cost for income tax purposes. This amount has been marked to market at December 31, 2006 for financial statement reporting purposes.

6. DEFINED BENEFIT PENSION PLAN

The Company has established a defined benefit pension plan effective January 1, 1998 with an initial plan year ending December 31, 1998. All non-union employees over age 21 who have completed a year of service are eligible to participate on the entry date following the date they met the aforementioned requirements. The plan entry dates are defined as each 1/1 and 7/1. A year of service is defined as a consecutive 12 month period whereas an employee has completed at least 1,000 hours of service with the employer. There is one participant in the plan at the close of the 2006 plan year. The benefits are based on years of service and on employee's compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following schedule provides additional information about the plan:

	Amount
Fair value of plan assets at December 31, 2006	$ 914,282
Benefit obligation at December 31, 2006	851,353
Funded status	$ 62,929
Prepaid Benefit Cost	$ 0
Weighted-average assumptions as of December 31, 2006	
Discount rate	6.5%
Expected return on plan assets	6.5%
Rate of compensation increase	2.5%
Benefit cost	$ 851,353
Employer contributions	$ 64,281
Plan participants' contributions	$ 0
Benefits paid	$ 0

ROSEDALE, SCERBO & DRAPALA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

We have audited the accompanying financial statements of Exeter, Ltd. as of and for the year ended December 31, 2006 and have issued our report thereon dated February 19, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 19, 2007

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • Fax (516) 783-1720
Member of AICPA

EXETER, LTD.
(an S Corporation)
STATEMENT OF CHANGES IN SUBORDINATED LOAN
For The Year Ended December 31, 2006

	Subordinated Loan	Rate
Subordinated Loan Balance January 1, 2006	$ -0-	N/A
(Decrease)/Increase	-0-	
Subordinated Loan Balance December 31, 2006	$ -0-	

The accompanying notes are an integral part of these financial statements.

EXETER, LTD.
SCHEDULE 1
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

SCHEDULE 1

NET CAPITAL	
Total Stockholder's Equity	$ 95,340
DEDUCTIONS AND/OR CHANGES	
Non-Allowable Assets	(6,261)
Net Capital Before Haircuts on Securities Possessions	89,079
Haircuts on Securities	13,436
NET CAPITAL	75,643
AGGREGATE INEDBTEDNESS	$ 53,371
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	70.56%
MINIMUM NET CAPITAL REQUIREMENT	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 70,643

See auditors' report on supplemental information
and accompanying notes to the financials.

EXETER, LTD.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

SCHEDULE 1 (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of of Form X-17a-5 as of December 31, 2006)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 76,164
Net Audit Adjustments	(521)
Net Capital	$ 75,643

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of December 31, 2006)

Aggregate Indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 52,850
Total assets, as reported in Company's Part IIA (Unaudited) FOCUS Report	(148,711)
Net Audit Adjustments	521
Total Assets Per audited financial statement	148,711
AGGREGATE INDEBTEDNESS	$ 53,371

See auditors' report on supplemental information and accompanying notes to the financials.

ROSEDALE, SCERBO & DRAPALA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

In planning and performing our audit of the financial statements of Exeter, Ltd. for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securites, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securites examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • Fax (516) 783-1720
Member of AICPA

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Exeter, Ltd. for the year ended December 31, 2006 and this report does not effect our report thereon dated February 19, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 19, 2007

END